PNM Resources Alvarado Square Albuquerque NM 87158-2701 tsategn@pnm.com www.pnmresources.com 505.241.4615 Fax 505.241.2371	Thomas G. Sategna V.P. & Corporate Controller

December 8, 2009                                           <LOGO>

Via EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Correspondence Submitted October 9, 2009 Regarding
PNM Resources, Inc.
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 1-32462

Public Service Company of New Mexico
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
File No. 1-06986

Texas-New Mexico Power Company
Form 10-K for Year Ended December 31, 2007
Filed February 29, 2008
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
File No. 2-97230

December 8, 2009

Dear Mr. Owings:

This letter is in response to your correspondence dated November 16, 2009 regarding the subject filings and our October 9, 2009 response letter.  We have considered your comments and have included our responses herein.  Defined terms have the same meanings in this letter as in our October 9, 2009 response.

We acknowledge the following in our responses to the SEC’s comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PNM Resources, Inc.
Public Service Company of New Mexico
Texas-New Mexico Power Company

Form 10-K for the Year Ended December 31, 2008
Note (5) Stockholders' Equity, page B-47

1.
We are evaluating the information provided to us relating to the use of the if-converted method for the equity-linked units as well as the two-class method for determining EPS for common and preferred stock. We may have further comment upon full review of the submission. In the interim, please file on EDGAR the supplemental information provided.

Response

Indented below and in quotes is the body of the e-mail sent to Mr. Allegretto on November 13, 2009 providing information requested by him in a telephone conversation.  Attachments to that e-mail are included herein as Attachments 1-1 and 1-2.

“Thank you for the opportunity to speak with you last week, and per your request, we are providing this information by e-mail to show the computation of earnings per share for the equity-linked units addressed in your comment number 4 using the if-converted method and to show the computation of earnings per share reflecting our Series A preferred stock using the two-class method addressed in your comment number 3.  Attached are schedules showing the requested

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information.

Comment Number 4

The schedule entitled “PNMR EPS Reflecting Equity-Linked Units Under the If-converted Method” shows the computation of EPS for each quarter of 2008 and for the full year 2008 if the privately held equity-linked securities were reflected in the computation of EPS using the if-converted method rather that the treasury stock method.  For the reasons outlined in our October 9, 2009 response letter, we continue to believe that the treasury stock method provides the most appropriate treatment of these units for computation of EPS.  However, at your request, we are providing this schedule in support of our statement that the use of the if-converted method would not have a dilutive effect on the calculation of EPS during 2008.  As you will see from this schedule, the use of the if-converted method would have resulted in smaller losses per share for each period in 2008 and would have been less dilutive than using the treasury stock method.

Comment Number 3

The schedule entitled “PNMR EPS Reflecting Series A Preferred Stock Using Two-class Method” shows the computation of EPS for the fourth quarter of 2008, the full year 2008, the first three quarters of 2009, and the nine months ended September 30, 2009 if the Series A preferred stock was reflected in the computation of EPS using the two-class method rather than including the shares of common stock into which the Series A preferred stock was convertible as if they were outstanding for the computation of basic EPS.  For the reasons outlined in our October 9, 2009 response letter, we continue to believe that the Series A preferred stock is substantially equivalent to common stock for accounting purposes and treating it as if it had been converted into common stock provides the most appropriate treatment of these securities for computation of EPS.  However, at your request, we are providing this schedule to show the computation of EPS using the two-class method.

As you will see from this schedule, in periods where there are earnings, there is no difference between including the common equivalent shares for the Series A stock in the computation of basic EPS and the two-class method.  In periods where there are losses, there are small differences between these approaches if losses are not allocated to the Series A preferred stock.  For the full year 2008, the difference would have amounted to a $0.03 greater loss per share for basic EPS than we reported, which is less than 1% of the total loss reported of $3.66 per share.  There would have also been a $0.03 greater loss per share for basic EPS for the fourth quarter of 2008, which is disclosed in the unaudited quarterly data footnote in our 2008 Form 10-K.  Although there was a net loss (but not a loss from continuing operations) for the second quarter of 2009, there would have been no difference in EPS, as rounded. The same differences in basic EPS would

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carry forward to diluted EPS.  We note that by including the shares of common stock into which the Series A preferred stock is convertible in both our basic and diluted EPS computations we have treated the Series A preferred stock as if converted for both basic and diluted EPS.  If the two-class method was utilized for basic EPS, we believe the if-converted method would still be utilized for diluted EPS.  However, for that computation the Series A preferred stock would be anti-dilutive to the basic EPS calculated under the two-class method, so the difference stated above for basic EPS would also carry forward to diluted EPS.

As further support to our position to treat the Series A preferred stock as if it had been converted to common stock in the calculation of basic EPS, we note that paragraph 17 of EITF Issue 03-6 specifies that it is appropriate to include participating securities in the computation of basic EPS in circumstances where the participating securities have a contractual obligation to share in the losses of the issuing entity.  While our Series A preferred stock does not meet the criteria set forth in paragraph 18 of EITF Issue 03-6, we believe the contractual arrangements covering the Series A preferred stock operate such that the Series A preferred stock shares in any losses experienced by PNMR in a manner that is equivalent to common stock.  As described below, this is demonstrated by what occurred between when the Series A preferred stock was issued in the fourth quarter of 2008 and the end of 2008.  As set forth in our October 9, 2009 response, the contractual terms of the Series A preferred stock result in it being substantially equivalent for accounting purposes to the common stock into which it is convertible.  The Series A preferred stock receives no dividends unless there are dividends declared on PNMR’s common stock, in which case the holder of the Series A preferred stock receives dividends equivalent to what it would have been entitled to if the Series A preferred stock had been converted into common stock.  The only sources for the holder of the Series A preferred stock to receive compensation from PNMR are through dividends, which as previously stated are on the same basis as if the Series A preferred stock were converted into common stock, and in the event of liquidation.  There is a small liquidation preference granted to the Series A preferred stock, after which the preference would be equalized with a distribution to common shareholders, and then the Series A preferred stock and the common stock share ratably in remaining distributions.  As set forth in our October 9, 2009 response, it appears highly unlikely that the Series A preferred stock would actually realize a preference in the event of liquidation.  At the end of the third quarter of 2008, the last reporting period prior to the issuance of the Series A preferred stock, PNMR reported common stockholders’ equity of $1,724.8 million and had 86,454,111 shares of common stock outstanding.  The issuance of the Series A preferred stock, which is convertible into 4,778,000 shares of common stock, added $100.0 million to PNMR’s equity.  Accordingly, at that time, the Series A preferred stock represented approximately 5.237% of PNMR’s combined equity and would have been entitled to receive approximately $95.6 million from dividend or liquidation distributions.  At December 31, 2008, PNMR had common stockholders’ equity

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of $1,646.4 million with 86,531,644 shares of common stock outstanding.  There was no change in the Series A preferred stock, so at December 31, 2008, the Series A preferred stock represented approximately 5.233% of PNMR’s combined equity and would have been entitled to receive approximately $91.4 million from dividend or liquidation distributions.  This shows that the Series A preferred stock, in effect, absorbed its pro-rata share of the losses incurred in the fourth quarter of 2008, as well as other changes in equity, aggregating $4.2 million.  (These numbers do not take into account PNMR’s operating results, dividend payments, or issuances of common stock from September 30, 2008 through the date of issuance of the Series A preferred stock.  While those items would change the numbers somewhat, they would not alter the overall concept presented herein.)  Accordingly, we believe that the Series A preferred stock meets the spirit of a participating security that shares in losses as set forth in EITF 03-6.  Therefore, under the two-class method losses would be allocated to Series A preferred stock resulting in the same EPS amounts as treating the Series A preferred stock as if it were converted to common shares.

We subscribe to a research tool and accounting manual offered by Deloitte & Touche.  Their literature regarding earnings per share contains a question and answer that we considered when evaluating the EPS treatment of the Series A preferred stock.   The specific question and answer indicates that securities should be evaluated based on their substance rather than their form and in the circumstances outlined therein concluded it is appropriate to include the convertible securities in the computation of basic earnings per share.  That question and answer is attached for your information.”

Note (25) Goodwill and Other Intangible Assets; Impairments, page B-113

2.
We note your response to comment five in our letter dated September 15, 2009. It appears that the fair value of each of your reporting units is not substantially in excess of carrying value and may be at risk of failing step one in the future. Accordingly, we believe that, in future filings, you should disclose whether any of your reporting units is at risk of failing step one of the goodwill impairment test. For each reporting unit that is at risk of failing step one, you should disclose the following:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the specific reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

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•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

In future filings beginning with our 2009 Form 10-K, we will add disclosures similar to the following when the fair value of our reporting units does not substantially exceed its carrying value in addition to our existing disclosures regarding goodwill impairment testing.  Below is an example of the disclosure that we would anticipate adding to Management’s Discussion & Analysis – Critical Accounting Policies and Estimates under the subheading Impairments:

Note 25 contains information on the impairment testing performed by the Company on goodwill and intangible assets.  No impairments were indicated in the Company’s annual goodwill testing, which was performed as of April 1, 2009. However, the testing was based on certain critical estimates and assumptions.  Changes in the estimates or the use of different assumptions could affect the determination of fair value and the conclusion of impairment for each reporting unit.

Application of the impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units and determination of the fair value of each reporting unit.    The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of long-term growth rates for the business and determination of appropriate weighted average cost of capital (“WACC”) for each reporting unit.

In determining the fair value of each reporting unit, the WACC is a significant factor.  The Company considers many factors in selecting a WACC, including the market view of risk for each individual reporting unit, the appropriate capital structure, and the borrowing rate appropriate for each reporting unit.  The Company considers available market-based information and may consult with third parties to help us to determine the WACC.  The selection of a WACC is subjective and modifications to this rate could significantly increase or decrease the fair value of a reporting unit.

The other primary factor impacting the determination of the fair value of each reporting unit is the estimation of future cash flows.  We consider budgets, long-term forecasts, historical trends and expected growth rates in order to estimate future cash flows.  Any forecast contains a degree of uncertainty and modifications to these cash flows could significantly increase or decrease the fair value of a reporting unit.  For the reporting units subject to rate-regulation, we assume that we will be able to obtain a fair recovery of and return on costs prudently incurred to serve customers.  Should the regulators not allow recovery of certain

December 8, 2009 Page 7

costs or not allow these reporting units to earn a fair rate of return on invested capital, the fair value of the reporting units could decrease. For the unregulated reporting unit, assumptions regarding customer usage, pricing, retention and payment behavior, in addition to fluctuations in the cost of energy, significantly impact estimates of future cash flows.  Negative impacts of changes in these assumptions would cause the fair value of this reporting unit to decrease.

We believe that the WACCs and cash flow projections utilized in this year’s testing appropriately reflect the fair value of each reporting unit.  Since any cash flow projection contains uncertainty, we adjusted the WACCs used to reflect that uncertainty.  We do not believe that there are indications of goodwill impairment in any of our reporting units, but this analysis is highly subjective.  Summarized below are the results of the 2009 impairment testing.  The fair value of each of our reporting units exceeded its carrying value by less than ten percent as of April 1, 2009.  Due to the subjectivity and sensitivities of the assumptions and estimates underlying the impairment analysis, there can be no assurance that future analyses, which will be based on the appropriate assumptions and estimates at that time, will not result in impairments.

Reporting Unit	Goodwill (in millions)	Percent by which Fair Value Exceeded Carrying Value in Annual Test
PNM	$ 51.6	9.6%
TNMP Electric	$ 226.7	4.2%
First Choice	$ 43.0	1.5%

Item 9A. Controls and Procedures, page C-1

3.
We note your response to comment eight in our letter dated September 15, 2009. In that response, you discuss using Cognizant Technology Solutions Corporation's services in the fourth quarter of 2008 to highlight "this change" to your internal control over financial reporting. Therefore, it appears that the use of Cognizant's services constituted a change in your internal control over financial reporting. Please tell us whether the use of Cognizant's services led to a material change in your internal control over financial reporting in the fourth quarter of 2008. If so, please describe those changes to us in your response letter and confirm for us that, in future filings, you will not include disclosure stating that there were no material changes to your internal control over financial reporting if there were, in fact, material changes. If not, please confirm for us that there were no changes to your internal control over financial reporting in the fourth quarter of 2008 that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.

Response

We confirm that the use of Cognizant Technology Solutions Corporation’s services constituted a material change in our internal control over financial reporting in the fourth quarter of 2008.

December 8, 2009

Cognizant provides application maintenance and support services, on an outsource basis, for selected applications related to customer service, complex billing, electronic data interchange, and ancillary applications that were previously performed by us, internally. These services include development of additional application functionality, research and repair of code defects, table data maintenance, and installation and configuration of patches and upgrades. The data processed by these applications is integral to the accounts receivable and revenue recognition processes and their related line items on the registrants’ financial statements.  We confirm that in future filings, we will not include disclosure stating that there were no material changes to our internal control over financial reporting if there were, in fact, material changes.

Item 15. Exhibits, Financial Statement Schedules, page D-1

4.
We note your response to comment nine in our letter dated September 15, 2009. Please file the amended current reports on Form 8-K, which you state that you will do in that response, with complete agreements that include all the schedules and exhibits to those agreements.

Response

As previously communicated, we will file one or more amended current reports on Form 8-K to include the schedules and exhibits to the Amended and Restated Credit Agreement dated August 15, 2005 and the Credit Agreement dated August 17, 2005.  We would prefer to make all required filings after the conclusion of the comment process and, accordingly, we will file these amended Form 8-Ks as soon as practicable and in any event no later than 10 business days after receiving communication from the SEC that it has no further comments other than to file amendments to the subject filings.

Texas-New Mexico Power Company

Form 10-K for the Year Ended December 31. 2008

Exhibits 31.5 and 31.6

5.
We note your response to comment 10 in our letter dated September 15, 2009. Please file amendments to Texas-New Mexico Power Company's annual report on Form 10-K for the year ended December 31, 2008 and its quarterly report on Form 10-Q for the period ended March 31, 2008 that include the complete certifications of Texas-New Mexico Power Company's management. In this regard, as discussed in Question 246.13 of the Regulation S-K section of our Compliance and Disclosure Interpretations (September 14, 2009), which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, in the Form 10-K/A for the

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year ended December 31, 2008 and the 10-Q/A for the period ended March 31, 2009, please include the full Item 9A of Form 10-K and Item 4 of Form 10-Q disclosures, including all the changes based on our comments in this letter, complete financial statements, and complete certifications for Texas-New Mexico Power Company.

Response

We will file amendments to TNMP’s Form 10-K for the year ended December 31, 2008 and its Form 10-Q for the period ended March 31, 2009 to include the complete certifications of TNMP’s management.  The amended Form 10-K filing will include the full Item 9A disclosure and the amended Form 10-Q will include the full Item 4 disclosures, both including changes based on your comments.  The amended filings will also include complete TNMP financial statements and complete certifications for TNMP. As mentioned above, we would prefer to make all required filings after the conclusion of the comment process and, accordingly, we will file the amended Form 10-K and Form 10-Q as soon as practicable and in any event no later than 20 business days after receiving communication from the SEC that it has no further comments other than to file amendments to the subject filings.

Form 10-K for the Year Ended December 31, 2007

6.
Also, we note that the certifications in Texas-New Mexico Power Company's Form 10-K for the year ended December 31, 2007 do not include the internal control over financial reporting language from the introductory portion of paragraph 4 and do not include paragraph 4.b. Therefore, please amend the annual report on Form 10-K for the year ended December 31, 2007 to include the company's certifications. In this regard, as discussed in Question 246.13 of our Compliance and Disclosure Interpretations, because this was Texas-New Mexico Power Company's first Form 10-K containing management's report on internal control over financial reporting, the amended annual report on Form 10-K/A for the year ended December 31, 2007 needs to contain only the cover page, an explanatory note, the signature page, and paragraphs one, two, four, and five of the Section 302 certifications.

Response

We will file an amendment to TNMP’s Form 10-K for the year ended December 31, 2007 that will include a cover page, an explanatory note, the signature page, and paragraphs one, two, four, and five of the Section 302 certifications. As mentioned above, we would prefer to make all required filings after the conclusion of the comment process and, accordingly, we will file the amended Form 10-K as soon as practicable and in any event no later than 20 business days after receiving communication from the SEC that it has no further comments other than to file amendments to the subject filings.

December 8, 2009

PNM Resources, Inc.

Preliminary Proxy Statement on Schedule 14A

Base Salary, page 35

7.
We note your response to comment 16 in our letter dated September 15, 2009. In that response, you state that each named executive officer’s achievement of certain goals is determined based on objective factors and the achievement of other goals is measured subjectively. Please also tell us which goals for your executives are measured objectively and subjectively and, for the objective goals, please tell us the financial or other results necessary to achieve those goals.

Response

As disclosed on page 36 of the Proxy Statement and in our October 9 response to Staff Comment 16, in 2008, at the suggestion of our Chief Executive Officer and considering (i) PNMR’s difficult financial circumstances, (ii) PNMR’s ongoing efforts to reduce costs, and (iii) the Compensation Committee’s determination that all base salary levels for our named executive officers were within the appropriate range of the median of the peer group data, the Compensation Committee recommended (and the independent members of our Board of Directors approved) that no adjustments be made to the base salary levels of our named executive officers.  That salary freeze took effect on April 5, 2008 and remains in effect through 2009 for all of our named executive officers.

Stated differently, individual performance was not taken into account by the Compensation Committee when it froze base salaries for 2008 and 2009.  Rather, the salary freeze was implemented in response to economic and business challenges facing PNMR.

The first two paragraphs of our October 9 response to Staff Comment 16 were intended to expand on our disclosure on pages 35-36 of the Proxy Statement with respect to the Compensation Committee’s salary review process in a typical year.  As noted in that response, in a typical year, the Compensation Committee does not automatically adjust a named executive officer’s base salary due solely to the achievement of any performance goals or quantifiable results.  Instead, changes (if any) in base salary levels for our named executive officers are typically determined based on an assessment that takes into account (1) trends in the Peer Group and survey data, (2) the performance of PNMR, and (3) an evaluation of each named executive officer’s performance.  The third component (the evaluation of the named executive officer’s performance) of the Compensation Committee’s typical salary review process (as it relates to our named executive officers other than our Chief Executive Officer) is as follows:

1.
At the beginning of the year, each named executive officer drafts an individual performance management plan for that year (a “PMP”) identifying specific goals and the financial or other results necessary to achieve those goals.  Each named

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executive officer’s PMP is reviewed and approved by our Chief Executive Officer.

2.
At or about the mid-point and following the completion of the year, our Chief Executive Officer evaluates the performance of each of our other named executive officers (taking into account their self-evaluations following the completion of the year).  These evaluations consider each named executive officer’s level of achievement with respect to the goals identified in his or her PMP for the relevant year and other relevant factors (e.g., additional performance goals identified during the course of the year, if any).

3.
Based on the named executive officer’s performance and the other factors described above (e.g., compensation trends in the market and PNMR’s overall performance), our Chief Executive Officer recommends base salaries for the subsequent year for consideration and approval by the Compensation Committee.  In other words, in a typical year, base salary adjustments for our named executive officers are influenced by their level of achievement with respect to the performance goals identified in their PMPs for the prior year.

In a typical year, the Compensation Committee evaluates our Chief Executive Officer’s performance in connection with determining his base salary.  Because our Chief Executive Officer does not have a PMP, this evaluation is completed using the performance goals identified for the Chief Executive Officer in the prior-year Officer Incentive Plan (“OIP”).  Those OIP goals and the financial or other results necessary to achieve them are drafted initially by our Chief Executive Officer and reviewed and approved by the Compensation Committee in a process similar to the one used for our other named executive officers to develop their PMPs.

To reiterate, PNMR did not follow its typical process in establishing 2008 or 2009 base salary levels for our named executive officers.  Rather, base salaries were frozen due to other factors.  In future proxy statement or other relevant filings, to the extent that certain objective or subjective goals are material to the Compensation Committee’s compensation policies and decisions with respect to the base salaries of our named executive officers, we will provide additional disclosure with respect to such goals (including the financial or other results necessary to achieve any objective goals).

Short-Term Annual Cash Incentive Awards: 2008 and 2009 Officer Incentive... page 36

8.
We note your response to comment 18 in our letter dated September 15, 2009. However, it still unclear how your board members individually evaluated your executives’ performances so as to determine each executive’s short-term annual cash incentive award. For example, although we note that Jeffry Sterba did not receive a short-term annual cash incentive award, please explain how your board members quantified their individual evaluations in each goal category so that, when aggregated, his overall rating made him eligible for an award between the threshold and stretch levels. As another example, you state on page 38 that your other named executive officers met their overall

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individual and business unit targets and you state in your response that you determined that these named executive officers met their targets based on their self-evaluations, Jeffry Sterba’s evaluations, and the quantitative and qualitative results tied to each goal. Please tell us how you determined each executive's level of achievement based on these factors, the financial or other results necessary to achieve the quantitative goals to which you refer, and how you determined that each named executive officer met the quantitative and qualitative goals so that they were eligible for a short-term annual cash incentive award.

Response

Set forth below are tables that summarize the performance goals used by PNMR to determine the short-term annual cash incentive awards that our named executive officers were eligible to receive under our 2008 Officer Incentive Plan (the “2008 OIP”).  These goals and the weights assigned to each goal were listed on page 37 of the Proxy Statement.  The tables below include additional detail about the quantitative and qualitative results tied to each goal and how such results were measured and aggregated.  Please note that all of the footnotes referenced in the tables appear as endnotes at the end of this letter.  We are providing the detail below in response to Staff’s specific questions about these specific goals.  In future proxy statement and other relevant filings, we will provide the details regarding performance goals that are material at that time to the Compensation Committee’s policies and decisions and as required by the then existing SEC rules.

Jeffry E. Sterba, Chairman and Chief Executive Officer

Each of PNMR’s directors evaluated Mr. Sterba’s performance by assigning a numerical score to his performance in four subjective goal categories, which Mr. Sterba proposed at the beginning of 2008 and were subsequently refined by the Compensation Committee.  The individual directors’ evaluations were aggregated to determine that Mr. Sterba was eligible for an award between the threshold and stretch levels (with a weighted-average score of 0.922).  Mr. Sterba’s performance goals under the 2008 OIP and his level of achievement are summarized in the following table:

Goal	Weight	Threshold (0.5 pts)	Stretch (1.0 pts)	Optimal (2.0 pts)1	Aggregate Score	Weighted Factor
Earning Allowed Cost of Capital in Regulated Businesses1	30%	Subjective goal (achievement determined by board evaluation)	0.51	0.153
Execution of Plans to Facilitate Long-Term Growth2	20%	Subjective goal (achievement determined by board evaluation)	0.64	0.129
Development of Necessary Human Resources for Corporate Success3	20%	Subjective goal (achievement determined by board evaluation)	1.46	0.292

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Performance as Chairman and CEO4	30%	Subjective goal (achievement determined by board evaluation)	1.16	0.348
Weighted-Average Score				0.922

Mr. Sterba’s weighted-average score of 0.922 made him eligible to receive a threshold-level award of $125,600 (i.e., 16.0% of his base salary, as was disclosed on page 38 of the Proxy Statement) under the 2008 OIP.  As was disclosed on pages 38 and 48 of the Proxy Statement, upon Mr. Sterba’s recommendation, the independent directors of the board reduced his actual award under the 2008 OIP to $0 (zero).

Patricia K. Collawn, President and Chief Operating Officer

Ms. Collawn’s performance goals under the 2008 OIP and her level of achievement are summarized in the following table:

Goal	Weight	Threshold (5 pts)	Stretch (10 pts)	Optimal (15 pts)	2008 Results	Points
Leadership Effectiveness	20%	Subjective goal (achievement determined by self-evaluation and CEO evaluation)			13	13
Customer Satisfaction (RVI)5	13.33%	7.1	7.3	7.5	7.2	5
Reliability (SAIDI)6	13.33%	90	78	66	66.7	10
Safety (ORIR)7	13.33%	4.3	3.9	3.7	5.85	0
Plant Performance (EAF)8	13.33%	80.4%	82.4%	84.4%	78.7%	0
O&M Expenses	13.33%	$341.7M	$338.3M	$334.9M	$343.1M	0
Capital Expenses	13.33%	$341.4M	$334.7M	$328.0M	$327.1M	15
Total Points (21-52 = Threshold; 53-83 = Stretch; 84+ = Optimal)						43

Ms. Collawn’s total score of 43 points made her eligible to receive a threshold-level award under the 2008 OIP.  As was disclosed on pages 38 and 48 of the Proxy Statement, upon Ms. Collawn’s recommendation, the Compensation Committee reduced her actual award under the 2008 OIP to $0 (zero).

Charles N. Eldred, Executive Vice President and Chief Financial Officer

Mr. Eldred’s performance goals and his level of achievement under the 2008 OIP are summarized in following table:

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Goal	Weight	Threshold (5 pts*)	Stretch (10 pts*)	Optimal (14 pts*)	2008 Results	Points
Leadership Effectiveness	20%	Subjective goal (achievement determined by self-evaluation and CEO evaluation) *6/12/18 pts for this goal only			18	18
Gas Company Sale / Cap Rock Energy Purchase Index9	16%	9-22 pts in separate index	23-35 pts in separate index	36+ pts in separate index	45 pts	14
Service Level Scorecard – Unregulated Businesses10	16%	12-29 pts in separate index	30-47 pts in separate index	48+ pts in separate index	40 pts	10
Service Level Scorecard – Regulated Utility11	16%	12-29 pts in separate index	30-47 pts in separate index	48+ pts in separate index	50 pts	14
Business Process Improvements12	16%	Implement 6 of 10	Implement 7 of 10	Implement 8 of 10	Implemented 5 of 10	0
Achieve ABI Initiatives and Control CFO O&M Expenses	16%	Achieve $29.2M O&M budget target	O&M under budget by 0.5% or $146,000	O&M under budget by 1.0% or $292,000	O&M under budget by $600,000	14
Total Points (18-44 = Threshold; 45-71 = Stretch; 82+ = Optimal)						70

Mr. Eldred’s total score of 70 points made him eligible to receive a stretch-level award under the 2008 OIP.  As was disclosed on pages 38 and 48 of the Proxy Statement, the Compensation Committee exercised its discretion to reduce Mr. Eldred’s actual award under the 2008 OIP to $60,000.

Alice A. Cobb, Senior Vice President and Chief Administrative Officer

Ms. Cobb’s performance goals under the 2008 OIP and her level of achievement are summarized in following table:

Goal	Weight	Threshold (5 pts)	Stretch (10 pts)	Optimal (15 pts)	2008 Results	Points
Leadership Effectiveness	20%	Subjective goal (achievement determined by self-evaluation and CEO evaluation)			10	10
Business Technology	20%	15-37 pts	38-59 pts	60+ pts in	60 pts	15

December 8, 2009

Services Index13		in separate index	in separate index	separate index
People Services Index14	20%	12-29 pts in separate index	30-47 pts in separate index	48+ pts in separate index	50 pts	15
Supply Chain Index15	20%	12-29 pts in separate index	30-47 pts in separate index	48+ pts in separate index	55 pts	15
General Services Index16	20%	12-29 pts in separate index	30-47 pts in separate index	48+ pts in separate index	58 pts	15
Total Points (15-37 = Threshold; 38-59 = Stretch; 60+ = Optimal)						70

Ms. Cobb’s total score of 70 points made her eligible to receive an optimal-level award under the 2008 OIP.  As was disclosed on pages 38 and 48 of the Proxy Statement, the Compensation Committee exercised its discretion to reduce Ms. Cobb’s actual award under the 2008 OIP to $50,000.

Patrick T. Ortiz, Senior Vice President, General Counsel and Secretary

Mr. Ortiz’s performance goals under the 2008 OIP and his level of achievement are summarized in following table:

Goal	Weight	Threshold	Stretch	Optimal	2008 Results	Points
		(Point values noted below)
Leadership Effectiveness	20%	Subjective goal (achievement determined by self-evaluation and CEO evaluation) 5/10/15 pts for this goal only			10	10
Client Satisfaction Survey Results17	12%	Overall score of 8.0-8.5 (4 pts)	Overall score of 8.5-9.0 (9 pts)	Overall score of 9.0+ (13 pts)	Overall score of 8.9	9
Adjusted Legal Expense Ratio (ALER)18	12%	0.63% (4 pts)	0.53% (9 pts)	0.43% (13 pts)	0.59%	4
Corporate Governance and Ethics Scorecard19	12%	Complete 5 of 7 items	Complete 6 of 7 items	Complete 7 of 7 items	Completed 7 of 7 items	13

December 8, 2009

		(4 pts)	(9 pts)	(13 pts)
Legal Matters Scorecard20	12%	Complete 3 of 6 items (4 pts)	Complete 4 of 6 items (9 pts)	Complete 5 of 6 items (13 pts)	Completed 6 of 6 items	13
Retainer Reduction Project21	16%	$500,000 reduction (6 pts)	$1M reduction (12 pts)	$1.5M reduction (19 pts)	Achieved $1.31M reduction	12
Implementation of MEDIC22	16%	Good (6 pts)	Better (12 pts)	Best (19 pts)	Completed 28 efficiency items	19
Total Points (21-52 = Threshold; 53-83 = Stretch; 84+ = Optimal)						80

Mr. Ortiz’s total score of 80 points made him eligible to receive a stretch-level award under the 2008 OIP.23  The Compensation Committee approved an actual award of $40,000.

December 8, 2009

*           *           *           *           *

We hope that these responses provide you all the information you need.  If you have further accounting questions, you may contact me at (505) 241-4615, or for legal questions Charles Moore, Associate General Counsel, at (505) 241-4935.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller

Attachments

____________________________
FOOTNOTES
1 Components of goal included promoting a corporate culture focused on delivering value to our customers that exceeds the price they pay for our services (which, in turn, allows us to recover our costs and earn our authorized rate of return); driving multi-year effort to top-quartile efficiency and effectiveness of operations; filing and prosecuting rate cases for PNM and TNMP; and realigning financial processes for monitoring earnings and managing capital investment.
2 Components of goal included resolving and executing strategy for unregulated businesses; positioning for and enabling energy efficiency as a business; and seeking opportunities to expand and diversify regulated businesses.
3 Components of goal included executing CEO succession plan under the board’s direction; implementing deep succession planning/training/development for other officers; and re-energizing a culture focused on “utility of the future.”
4 Components of goal included creating increased opportunity for interaction between board and PNMR management; demonstrating strategic leadership; engaging critical public policy issues at the national and state levels to enhance PNMR’s position; engaging the board to maximize effectiveness through leadership and probative dialogue; and enhancing PNMR’s position in critical communities.
5 The Residential Value Index (“RVI”) results are from a quarterly survey of our residential service customers, which was conducted by RKS Research & Consulting.  RKS also compared PNMR’s customer survey results with those of other regional utilities.
6 The System Average Interruption Duration Index (“SAIDI”) is equal to the average outage duration (measured in minutes) for each customer served by PNMR.  The calculation is as follows: sum of all customer interruption durations / total number of customers served.
7 The OSHA Recordable Incident Rate (“ORIR”) is designed to normalize PNMR’s recordable incident/injury rate to a company with 100 full-time employees working an entire year.  The calculation is as follows: (# of recordable incidents / total # of hours worked during the year) * 200,000.
8 The Equivalent Availability Factor (“EAF”) is generally a measure of the hours that a given generating unit is actually available during a period as compared with the total hours in the period.
9 Separate index included goals relating to the timely and successful completion of regulatory and other filings; the appropriate integration of Cap Rock Energy into PNMR’s financial systems; and the successful completion of “Day 1” activities within certain time periods following the closing date.
10 Separate scorecard index included goals relating to the successful completion of special project activities within certain time periods; implementing enhancements to specified reporting procedures and internal controls; improvement as compared to a baseline survey completed in November 2007; and liquidity management in PNMR’s unregulated businesses.
11 Separate scorecard index included goals relating to the timely filing and successful outcome of TNMP’s electric rate case;

December 8, 2009

executive and management reporting packages; implementing a baseline survey and addressing major issues identified therein; and liquidity management in PNMR’s regulated utility business.

12 Ten business process improvements were identified for implementation: (1) streamline and automate certain processes relating to PNMR’s ESPP; (2) streamline other key investor relations processes including earnings releases and contact management; (3) implement new Sarbanes-Oxley compliance technology and processes; (4) implement income tax provision software; (5) provide leadership to complete Zai*Net Phase II; (6) implement treasury workstation; (7) improve timeliness and content of financial projections; (8) update impact system to reflect new segment reporting structure; (9) improve internal audit processes and timing; and (10) implement automated audited techniques.
13 Separate index included goals relating to the successful management and implementation of projects from PNMR’s 2008 technology portfolio (including performance in areas of cost management, timing and other success indicators); the development of leaders and employees through mentoring and rotation programs; the implementation of certain information management/technology programs; and additional composite scores in the areas of BTS operations and reliability.
14 Separate index included goals relating to the completion of certain People Services strategic initiatives (e.g., quality of life, budget/position tracking, gas transition and Cap Rock transition); the completion of succession planning for PNMR and development plans for directors and other employees; and improving customer satisfaction results.
15 Separate index included goals relating to achieving certain cost savings (including in capital expenses); improving outsourcing operations; and improving warehouse and fleet management.
16 Separate index included goals relating to client satisfaction; expanding outsourcing opportunities (e.g., janitorial, bill printing, maintenance, security and records management); consolidating facility management operations; and improving efficiency in PNMR’s use of space.
17 PNMR’s internal legal department surveys its clients within the company to rate their satisfaction with the quality and timeliness of the department’s legal services.
18 ALER is a calculation that measures the percentage of PNMR’s total revenues spent on legal expenses (including the cost of PNMR’s internal legal department and fees and expenses of the company’s outside counsel).
19 Separate scorecard index included goals relating to monitoring and supporting PNMR’s overall corporate governance framework in connection with certain organizational changes (e.g., support of board meetings, revisions to organizational documents); ensuring the accurate functioning of a new stock option administration software program; achieving zero Sarbanes-Oxley deficiencies in the areas of corporate governance-related internal controls; increasing awareness of legal compliance and business ethics resources; completing certain programs and needs assessments relating to compliance and ethics policies and training; and assessing the implementation of previous compliance risk action plans.
20 Separate scorecard index included goals relating to the success of certain lease restructuring efforts; successful outcomes in at least three of four key disputes involving PNMR; a successful outcome in PNMR’s electric rate case; the completion of certain other special projects; and timely Serengeti (a matter management program) reporting in connection with outside counsel expenses.
21 The goal of the retainer reduction project was to reduce the amount of new retainers provided by PNMR to its outside counsel in 2008 as compared to 2007.
22 MEDIC stands for “Managing Efficiency and Demand In Context” and is a method of evaluating and improving the efficiency and effectiveness of PNMR’s legal team, including by identifying ways in which PNMR’s internal processes can be streamlined.  For example, the creation of template agreements and other documents and additional delegation of appropriate projects to less-costly personnel were among the initiatives implemented in 2008.
23 In the process of drafting this response letter, PNMR realized that an inadvertent error was made in the calculation of Mr. Ortiz’s award eligibility under the 2008 OIP.  As was disclosed on pages 38 and 48 of the Proxy Statement, PNMR previously considered Mr. Ortiz to be eligible for an optimal-level award (equal to $42,800, or 16.0% of his base salary).  Mr. Ortiz’s eligibility for an optimal-level award assumed a stretch-level score (9 points) in the ALER goal category described above.  In fact, PNMR’s ALER of 0.59% reflected achievement at the threshold level for this goal.  Accordingly, Mr. Ortiz’s total score made him eligible to receive a stretch-level, not an optimal-level, award.  Since his actual award of $40,000 was within the stretch-level award range, Mr. Sterba recommended to the Compensation Committee that no action be taken to further reduce Mr. Ortiz’s award, and the Compensation Committee approved Mr. Sterba’s recommendation in its meeting on December 7, 2009.

PNMR ESP
Reflecting Equity-linked Units
Under If-converted Method

						Attachment 1-1
Privately Held Equity-linked Units
Principal amount		100,000,000
Interest rate		5.10%
Annual interest		5,100,000

Purchase contract - max price per share		25.11553144
- min price per share		20.92925910

PNMR EPS computation (in thousands, except stock price and EPS)

	Ref	Q1	Q2	Q3	Q4	FY 2008

Average quarterly stock price		15.32	13.9	11.46	9.16

As reported
Earnings (loss) from continuing operations	1	(71,135)	(146,248)	(4,847)	(83,042)	(305,272)
Net earnings (loss)	2	(48,636)	(143,486)	(5,485)	(73,037)	(270,644)

Interest on HITS debt	3	1,280	1,279	1,277	486	4,322

If-converted
Earnings (loss) from continuing operations	4=1-3	(69,855)	(144,969)	(3,570)	(82,556)	(300,950)
Net earnings (loss)	5=2-3	(47,356)	(142,207)	(4,208)	(72,551)	(266,322)

Average shares (basic and diluted) - as reported	6	76,850	81,698	86,408	88,823	83,468

Additional shares from HITS, using if-converted	7	4,778	4,778	4,778	2,441	4,189
If-converted average shares	8=6+7	81,628	86,476	91,186	91,264	87,657

If-converted earnings (loss) per share (basic and diluted)
Earnings (loss) from continuing operations	9=4/8	(0.86)	(1.68)	(0.04)	(0.90)	(3.43)
Net earnings (loss)	10=5/8	(0.58)	(1.64)	(0.05)	(0.79)	(3.04)

Earnings (loss) per share (basic and diluted) - as reported
Earnings (loss) from continuing operations	11=1/6	(0.93)	(1.79)	(0.06)	(0.94)	(3.66)
Net earnings (loss)	12=2/6	(0.63)	(1.76)	(0.06)	(0.82)	(3.24)

Antidilutive (dilutive) impact
Earnings (loss) from continuing operations	13=9-11	0.07	0.11	0.02	0.04	0.23
Net earnings (loss)	14=10-12	0.05	0.12	0.01	0.03	0.20

Note: Average stock price, interest, and additional shares from HITS for Q4 are through 11/17/08, the date when the HITS were tendered.

PNMR EPS
Reflecting Series A Preferred Stock
Using Two-class Method

PNMR Earnings (Loss) Per Share computation (in thousands, except per share amounts)

		2008		2009
	Ref	Q4	FY 2008	Q1	Q2	Q3	YTD 2009

As reported
Earnings (loss) from continuing operations	1	(83,042)	(305,272)	13,696	512	55,555	69,763
Net earnings (loss)	2	(73,037)	(270,644)	95,371	(2,099)	54,193	147,465

Average common shares outstanding	3	86,486	82,879	86,554	86,632	86,673	86,620
Common equivalent shares from Series A	4	2,337	589	4,778	4,778	4,778	4,778
Average shares - basic	5=3+4	88,823	83,468	91,332	91,410	91,451	91,398
Dilutive shares from options and restricted stock	6	-	-	108	126	380	205
Average shares - diluted	7=5+6	88,823	83,468	91,440	91,536	91,831	91,603

Earnings (loss) per share (basic)
Earnings (loss) from continuing operations	8=1/5	(0.94)	(3.66)	0.15	0.01	0.61	0.76
Net earnings (loss)	9=2/5	(0.82)	(3.24)	1.04	(0.02)	0.59	1.61
Earnings (loss) per share (diluted)
Earnings (loss) from continuing operations	10=1/7	(0.94)	(3.66)	0.15	0.01	0.60	0.76
Net earnings (loss)	11=2/7	(0.82)	(3.24)	1.04	(0.02)	0.59	1.61

Earnings Per Share - Basic, Two class method
Dividends declared per share
Common stock	12	0.125	0.605	0.125	-	0.250	0.375
Series A preferred stock	13	1.25	2.500	1.25	-	2.50	3.75

Average shares, excluding Series A - basic	14=5-4	86,487	82,879	86,554	86,632	86,673	86,620
- diluted	15=7-4	86,487	82,879	86,662	86,758	87,053	86,825

Distributed earnings
Common stock (dividends dollars)	16	10,820	50,120	10,825	6	21,669	32,499
Common stock (per share) - basic	17=16/14	0.125	0.605	0.125	-	0.250	0.375
Series A preferred stock (dividends dollars)	18	597	597	597	-	1,195	1,792
Total distributed earnings	19=16+18	11,417	50,717	11,422	6	22,863	34,291

Undistributed earnings (loss) from continuing operations	20=1-19	(94,459)	(355,989)	2,274	506	32,692	35,472
Common stock (dollars)	21= *	(94,459)	(355,989)	2,155	480	30,984	33,618
Common stock (per share)	22=21/14	(1.09)	(4.30)	0.02	0.01	0.36	0.39
Series A preferred stock (dollars)	23= *	-	-	119	26	1,708	1,854

Undistributed net earnings (loss)	24=2-19	(84,454)	(321,361)	83,949	(2,105)	31,330	113,174
Common stock (dollars)	25= *	(84,454)	(321,361)	79,557	(2,105)	29,693	107,258
Common stock (per share)	26=25/15	(0.98)	(3.88)	0.92	(0.02)	0.34	1.24
Series A preferred stock (dollars)	27= *	-	-	4,392	-	1,637	5,916

Two Class earnings (loss) per common share - basic
Earnings (loss) from continuing operations	28=17+22	(0.97)	(3.69)	0.15	0.01	0.61	0.76
Net earnings (loss)	29=17+26	(0.85)	(3.27)	1.04	(0.02)	0.59	1.61

Reported earning (loss) per share- basic
Earnings (loss) from continuing operations	30=8	(0.94)	(3.66)	0.15	0.01	0.61	0.76
Net earnings (loss)	31=9	(0.82)	(3.24)	1.04	(0.02)	0.59	1.61

Difference
Earnings (loss) from continuing operations	32=28-30	(0.03)	(0.03)	(0.00)	(0.00)	(0.00)	0.00
Net earnings (loss)	33=29-31	(0.03)	(0.03)	0.00	(0.00)	0.00	0.00

* All undistributed earnings attributed to common stock if negative; if positive allocated between common stock and Series A preferred stock based on average shares.

PNMR EPS
Reflecting Series A Preferred Stock
Using Two-class Method

		2008		2009
	Ref	Q4	FY 2008	Q1	Q2	Q3	YTD 2009

Earnings per common share - diluted
Common stock undistributed earnings (loss) from continuing operations	34=21	(94,459)	(355,989)	2,155	480	30,984	33,618
Common stock distributed earnings	35=16	10,820	50,120	10,825	6	21,669	32,499
Common stock earnings (loss) from continuing operations - basic	36=34+35	(83,639)	(305,869)	12,980	486	52,652	66,117
Series A undistributed earnings	37=23	-	-	119	26	1,708	1,854
Series A distributed earnings	38=18	597	597	597	-	1,195	1,792
Earnings (loss) from continuing operations using if converted for Series A	39=37+38	(83,042)	(305,272)	13,696	512	55,555	69,763

Common stock undistributed net earnings (loss)	40=25	(84,454)	(321,361)	79,557	(2,105)	29,693	107,258
Common stock distributed earnings	41=16	10,820	50,120	10,825	6	21,669	32,499
Common stock undistributed net earnings (loss) - basic	42=40+41	(73,634)	(271,241)	90,382	(2,099)	51,362	139,757
Series A undistributed earnings	43=27	-	-	4,392	-	1,637	5,916
Series A distributed earnings	44=18	597	597	597	-	1,195	1,792
Net earnings (loss) using if converted for Series A	45=43+44	(73,037)	(270,644)	95,371	(2,099)	54,193	147,465

Average shares outstanding	46=3	86,486	82,879	86,554	86,632	86,673	86,620
Dilutive shares from options and restricted stock	47=6	-	-	108	126	380	205
Total average shares with dilutive options and restricted stock	48=46+47	86,486	82,879	86,662	86,758	87,053	86,825
Shares for Series A using if converted	49=4	2,337	589	4,778	4,778	4,778	4,778
Total average shares with Series A using if converted	50=48+49	88,823	83,468	91,440	91,536	91,831	91,603

Earnings (loss) per common share considering dilutive options
Earnings (loss) from continuing operations	51=36/48	(0.97)	(3.69)	0.15	0.01	0.60	0.76
Net earnings (loss)	52=42/48	(0.85)	(3.27)	1.04	(0.02)	0.59	1.61

Earnings (loss) per common share considering Series A using if converted
Earnings (loss) from continuing operations	53=39/50	(0.94)	(3.66)	0.15	0.01	0.60	0.76
Net earnings (loss)	54=45/50	(0.82)	(3.24)	1.04	(0.02)	0.59	1.61

Earnings (loss) per common share -diluted (most dilutive value)
Earnings (loss) from continuing operations	55= **	(0.97)	(3.69)	0.15	0.01	0.60	0.76
Net earnings (loss)	56= **	(0.85)	(3.27)	1.04	(0.02)	0.59	1.61

Reported earnings (loss) per common share - diluted
Earnings (loss) from continuing operations	57=10	(0.94)	(3.66)	0.15	0.01	0.60	0.76
Net earnings (loss)	58=11	(0.82)	(3.24)	1.04	(0.02)	0.59	1.61

Difference
Earnings (loss) from continuing operations	59=55-57	(0.03)	(0.03)	(0.00)	(0.00)	0.00	0.00
Net earnings (loss)	60=56-58	(0.03)	(0.03)	0.00	(0.00)	0.00	(0.00)

** The minimum of two-class basic EPS, diluted EPS considering dilutive options, and diluted EPS considering Series A using if converted

Attachment 1-2

COMPUTATION OF BASIC EPS WHEN THERE IS PREFERRED STOCK WITH
CHARACTERISTICS OF COMMON STOCK

FASB 128: 10-5
[Issued September 20, 2002]

Question

B, a public company, issued to C, Series A convertible preferred stock (Series A) with terms substantially the same as common stock.  The relevant terms of the Series A Securities are as follows:

•     No rights to preferential or cumulative dividends; however, shares ratably with common stock in the event a dividend is declared on common stock.  (Common stockholders share ratably in the event a dividend is declared on the Series A Securities.)

•     Not publicly traded.  (B's common stock is publicly traded.)

•     Voting rights are limited to certain events including liquidation.

•     Nominal preference in liquidation of $.01 per share.

•     Each share is convertible into one share of common stock at any time upon the transfer of the Series A Securities to a person other than C.

•     Anti-dilution provisions are limited to only stock splits and dividends.

Should the Series A Securities be included in the determination of basic EPS?  Can preferred stock ever be considered as common stock and included in the denominator for basic EPS?

Answer

Yes.  For purposes of computing basic EPS, securities should be evaluated based on their substance rather than their form (e.g., legal name) and if they share the characteristics of common shares and have no preference attributed to them, such securities should be considered as common shares for purposes of basic EPS regardless of the legal name assigned to them.  There is no substantive difference between the Series A Securities and the common stock.  In substance the Series A Securities have the characteristics of non-voting common stock.

C as a holder of the Series A Securities can sell these shares to a third party at any time, at which point the Series A Securities would convert into common stock with all the characteristics of the current outstanding common stock.  The sale of the Series A Securities is completely outside of B's control and there are no restrictions on the sale of the Series A Securities.  Further, Series A Securities have the exact same rights to receive dividends as common stock and have no substantive preference (as the liquidation preference of $.01 per share is insignificant).

Furthermore, calculating basic EPS involves determining the amount of income available to common stockholders.  If the Series A Securities are not included in the basic EPS calculation,

the calculation will be misleading because it excludes a group of shareholders who currently have identical rights to earnings and dividends as the common stockholders.

Confidential and Proprietary — for Use Solely by Authorized Personnel
U.S. Accounting Manual updated as of September 26, 2008.

This accounting manual provides comprehensive guidance; however, the manual does not address all possible fact patterns and the guidance is subject to change.  Consult a Deloitte & Touche LLP professional regarding your specific issues and questions.
Copyright © 2008 Deloitte Development LLC.  All rights reserved.